Exhibit 18.1



IPALCO Enterprises, Inc.
One Monument Circle, P.O. Box 1595
Indianapolis, IN 46206


We have audited the consolidated financial statements of IPALCO Enterprises, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated January 23, 1998. Note 3 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 1997, of the method of accounting for accrued revenues for services provided but unbilled at the end of each month. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.



Deloitte & Touche, LLP

January 23, 1998